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                          August 31, 2020

       Steven Engle
       Chief Executive Officer
       CohBar, Inc.
       1455 Adams Drive, Suite 2050
       Menlo Park, CA 94025

                                                        Re: CohBar, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2020
                                                            File No. 333-248279

       Dear Mr. Engle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Chelsea Anderson, Esq.